

Corporate Office:
4400 Westgrove Dr. Suite 104
Dallas, TX 75001
☏ Tel: 214.288.9897
☏ Fax: 214.687.0019

Vancouver Office:
3rd Floor, 422 Richards Street
Vancouver, B.C. V6B2Z3
☏ Tel: 604.779.1452
☏ Fax: 604.696.3745

November 30, 2009

United Estates Securities and Exchange Commission
100 F SL, NE
Washington, D.C. 20549

FROM: Rafael A. Pinedo, Chancery Resources, Inc

RE: Form 10-Q for the Fiscal Quarter Ended May 31, 2009, Filed July 22, 2009, Form 10-Q for the Fiscal Quarter Ended August 31, 2009, Filed October 20, 2009, File No. 000-53142

1. - In response to item 1 of the facsimile sent on November 10, 2009 and letter receipt on November 23, 2009, we have immediately filed on November 19, 2009 an amended form 10-Q for the fiscal quarter ended May 31, 2009 reviewed by an independent public accountant, Malone & Bailey, PC, using professional standards and procedures for conducting such reviews as required by Rule 8-03 of Regulation S-X. The amendment consisted of corrections on the following:

> "This Form 10-Q/A is being filed to amend and restate the May 31, 2009 balance sheet for an error in recording certain share-based compensation transactions. The share-based transaction was originally recorded as a prepaid asset on the date of grant and reported as a component of current assets. In addition, there was an error in determining the fair value of the award, which resulted in additional compensation expense."

2. - As for item 2 of the same document, Chancery's Form 10-Q for the interim period ended August 31, 2009 has been reviewed by an independent public accountant in compliance with rule 8-03 of Regulation S-X, Malone & Bailey, PC.

You may contact Rafael A. Pinedo at (214) 208-0590 if you have questions regarding these responses to your comments. You can also contact the independent public accountant firm, Malone & Bailey at (713) 266.0530 or Fax: 713.266.1815 should you have any other questions.

Sincerely,

Rafael Pinedo
President and Director
(Principal Executive Officer)